

10035242

:DSTATES
:CHANGE COMMISSION
ɪn, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELEVATION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1535 ELIZABETH AVENUE, SUITE 203
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAT SHEEHAN (704) 926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER LLP
(Name – *if individual, state last, first, middle name*)

201 S. TRYON STREET, SUITE 1500	CHARLOTTE	NORTH CAROLINA	28202
(Address)	(City)	(State)	(Zip Code)

Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAT SHEEHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELEVATION, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA R. COMPTON
NOTARY PUBLIC
Union County, North Carolina
My Commission Expires 9/1/2010

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELEVATION, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2009 and
Independent Auditors' Report

TABLE OF CONTENTS

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Elevation, LLC:

We have audited the accompanying statement of financial condition of Elevation, LLC as of December 31, 2009 and the related statements of income, of changes in members' equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

February 23, 2010

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

ELEVATION, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 1,194,132
Accounts receivable:	
Commissions	147,199
Deposit with clearing firm	450,004
Prepaid expenses	38,772
Other assets	49,333
Total current assets	1,879,440
PROPERTY:	
Office furniture and equipment	104,016
Automobile	46,612
Total	150,628
Less accumulated depreciation	63,671
Property, net	86,957
TOTAL	$ 1,966,397
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 101,338
Accrued expenses	144,796
Total current liabilities	246,134
SUBORDINATED DEBT	1,500,000
MEMBERS' EQUITY	220,263
TOTAL	$ 1,966,397

See notes to financial statements.

ELEVATION, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 1,136,374
Interest and dividends	2,970
Other	604
Total	1,139,948
EXPENSES:	
Employee compensation and benefits	288,172
Professional fees	252,123
Communications and data processing	233,996
Clearing fees	170,238
Occupancy costs	123,646
Travel and entertainment	72,641
Meetings and seminars	26,450
Depreciation	23,398
Licenses and permits	16,387
Marketing and promotions	10,000
Commissions	2,600
Insurance	1,973
Interest	32,108
Other	33,601
Total	1,287,333
NET LOSS	$ (147,385)

See notes to financial statements.

ELEVATION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Class A	Class B	Total
MEMBERS' EQUITY, DECEMBER 31, 2008	$ 275,098	$	$ 275,098
MEMBER CONTRIBUTIONS	200,000	25,000	225,000
MEMBER DISTRIBUTIONS	(129,500)		(129,500)
CUMULATIVE PREFERRED RETURN		(2,950)	(2,950)
NET LOSS	(145,911)	(1,474)	(147,385)
MEMBERS' EQUITY, DECEMBER 31, 2009	$ 199,687	$ 20,576	$ 220,263

See notes to financial statements.

ELEVATION, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2009

SUBORDINATED LIABILITIES, DECEMBER 31, 2008	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2009	1,500,000
SUBORDINATED LIABILITIES, DECEMBER 31, 2009	$ 1,500,000

See notes to financial statements.

ELEVATION, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (147,385)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	23,398
Changes in operating assets and liabilities:	
Accounts receivable	(358,224)
Prepaid expenses	(26,032)
Other assets	(46,759)
Accounts payable	76,585
Accrued expenses	110,228
Net cash applied to operating activities	(368,189)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property	(38,656)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from subordinated debt	1,500,000
Member contributions	225,000
Member distributions	(129,500)
Net cash provided by financing activities	1,595,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,188,655
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,477
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,194,132

See notes to financial statements.

ELEVATION, LLC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer located in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Accounting Estimates – The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. At December 31, 2009, the Company had approximately $944,132 in deposits that were in excess of federally insured limits.

Accounts Receivable – The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial insititutions for commissions earned for securities transactions completed. As of December 31, 2009, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of Company income or losses in their respective income tax returns. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to depreciation, and to the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 740 that pertain to uncertainty in income taxes. This guidance, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. There were no liabilities for uncertain income tax positions recorded as of December 31, 2009.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued.

2. REVENUE

The Company operates under a fully disclosed clearing agreement whereby Sterne Agee Capital Markets, Inc. introduces the Company's customer accounts to an affiliated securities clearing firm, Sterne Agee & Leach, Inc. ("Sterne Agee"). Sterne Agee clears transactions on behalf of the Company and carries and clears on a fully disclosed basis the Company's and its customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

In December 2009, the Company entered into a fully disclosed clearing agreement with Merrill Lynch Broadcourt ("Merrill Lynch"). Merrill Lynch clears certain securities transactions on behalf of the Company, and carries and clears on a fully disclosed basis the Company's and its customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

3. RECEIVABLES AND DEPOSITS WITH CLEARING FIRMS

For transactions cleared on its behalf, the Company had a net receivable in the amount of $34,739 due from Sterne Agee as of December 31, 2009.

The Company had deposits totaling $450,004 held by its clearing firms as of December 31, 2009. The clearing deposits are interest-bearing and are required under the clearing agreements between the Company and the clearing firms.

4. LEASE COMMITMENTS

The Company leases office space in North Carolina, New York, and New Jersey under operating leases with terms expiring at various dates through April 2013. Rent expense under the office leases for the year ended December 31, 2009 totaled $48,721 and was included in occupancy costs in the accompanying Statement of Income.

Aggregate future minimum lease payments under such leases as of December 31, 2009 are as follows:

Year ending December 31:	
2010	$ 71,790
2011	16,608
2012	16,939
2013	5,701
Total	$ 111,038

5. SUBORDINATED LOAN

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with a related party. Interest is payable quarterly based on a fixed rate of 10%, and the note matures August 31, 2029. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. (See Note 9.)

6. MEMBERS' EQUITY

The members of the Company are subject to the amended and restated operating agreement, which specifies the rights and obligations of its members. The agreement provides for both Class A and Class B units, and governs the allocation of profits, losses and distributions to the respective ownership interests. The Company had only one Class B member as of December 31, 2009. The Class B Member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end.

The Class B member is subject to a securities purchase agreement. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2009, the cumulative preferred return and revenue participation amount due to the Class B Member totaled $(2,950).

7. RELATED PARTIES

During the year ended December 31, 2009, the Company made advances totaling $23,081 to an affiliated entity partially owned by certain officers of the Company, primarily to accommodate expansion and other short-term financing needs of the affiliate. The advances are to be repaid by December 31, 2010 and are included in other assets in the accompanying Statement of Financial Condition.

The Company also made additional advances to other affiliates totaling $16,000 during the year ending December 31, 2009. These advances do not have specified repayment terms and are included in other assets in the accompanying Statement of Financial Condition.

Included in the accompanying Statement of Income are revenues and expenses resulting from various securities trading and financing activities with certain affiliated entities, as well as fees for administrative services performed by the Company under the terms of various agreements.

8. CONTINGENT LIABILITIES

The Company is liable to the clearing brokers if a loss is incurred for failure to pay on behalf of any introduced account.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $1,471,448, which was $1,371,448 in excess of its required capital amount of $100,000. The Company's net capital ratio was approximately .17 to 1.

10. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows:

Accrued cumulative preferred return	$	2,950

ELEVATION, LLC.

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2009

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

ELEVATION, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2009 UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2009 (UNAUDITED)	$	1,468,498
ADJUSTMENTS		2,950
NET CAPITAL, DECEMBER 31, 2009 (AUDITED)	$	1,471,448

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	223,213	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				223,213	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				1,500,000	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,723,213	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 250,715	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	250,715)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	1,472,498	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	4,000	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	4,000)	3740
10. Net Capital			$	1,468,498	3750

See independent auditors' report.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 16,212	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 1,368,498	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 1,348,498	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 243,184	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 243,184	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 16.56	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Elevation, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Elevation, LLC (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer & Walker, LLP

February 23, 2010